                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the Month of July 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F   X            Form 40-F
                              -----                    -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                              ----------

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                                                              ----------

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                          Yes                No   X
                              -----             -----

       If "Yes" is marked, indicate below the file number assigned to the
          registrant in connection with Rule 12g3-2(b): 82-          .
                                                           ----------

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  THE SECOND TRANCHE OF DEBT-TO-EQUITY CONVERSION OF LOANS TO LG CARD CO., LTD.

     On July 27, 2004, the respective executive officers of Shinhan Bank and Chohung Bank announced their decision to implement the second tranche of debt-to-equity conversion with respect to loans to LG Card by the respective banks. Shinhan Bank's second tranche conversion is with respect to loans amounting to KRW 121.65 billion (which represents the sum of existing loans in the amount of KRW 40.65 billion and additional loans in the amount of KRW 81.0 billion that were provided on February 16, 2004). Chohung Bank's second tranche conversion is with respect to loans amounting to KRW 110.25 billion (which represents the sum of existing loans in the amount of KRW 36.85 billion and additional loans in the amount of KRW 73.4 billion that were provided on February 11, 2004). For both banks, the second tranche conversion is scheduled to take effect on July 28, 2004. The second tranche will complete the equity-to-debt conversion approved by the board of directors of each bank in January 2004. Following the second tranche conversion, the equity ownership in LG Card will increase to 4.74% from 2.34% for Shinhan Bank, and to 4.30% from 2.13% for Chohung Bank.

     Set forth below are the details of the second tranches of debt-to-equity conversions to be implemented by Shinhan Bank and Chohung Bank in respect of their loans to LG Card. Details of the first tranches of the two banks' debt-to-equity conversions have been disclosed on Form 6-K filed by us on February 13, 2004. For more detailed information on the LG Card rescue plan, please see "Item 4. Information on the Company - Description of Assets and liabilities - Loans - Loan Concentrations - Exposure to LG Card" on Form 20-F filed by us on June 30, 2004.

     SHINHAN BANK

1. Total amount of loans subject to the conversion:     KRW 121,650,000,000
2. Number of LG Card shares to be issued to
   Shinhan Bank after the conversion:                   24,330,000 shares
3. Total number of LG Card shares to be held by
   Shinhan Bank after the conversion:                   24,517,327 shares
4. Equity ownership in LG Card after the conversion:    4.74%
5. Conversion price:                                    KRW 5,000 per share
6. Effective date for the conversion:                   July 28, 2004

     CHOHUNG BANK

1. Total amount of loans subject to the conversion:     KRW 110,250,000,000
2. Number of LG Card shares to be issued to
   Shinhan Bank after the conversion:                   22,050,000 shares
3. Total number of LG Card shares to be held by
   Shinhan Bank after the conversion:                   22,219,815 shares
4. Equity ownership in LG Card
   after the conversion:                                4.30%
5. Conversion price:                                    KRW 5,000 per share
6. Effective date for the conversion:                   July 28, 2004


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                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                               SHINHAN FINANCIAL GROUP CO., LTD.


                                               By /s/ Byung Jae Cho
                                               ---------------------------------
                                               Name:  Byung Jae Cho
                                               Title: Chief Financial Officer

Date: July 28, 2004